

Sia Nazari · 2nd

Founder and CEO at Ziggurat, NextGen FinTel (Financial Intelligence) Company

Talks about #innovation, #entrepreneur, #financialgoals, #fintechstartup, and #financialindependence

Berkeley, California, United States · **Contact info**

22,276 followers · **500+** connections

Experience



Advisor
To a few startups
Mar 2021 – Present · 8 mos
San Francisco Bay Area



Educator
Merritt College
Jan 2021 – Present · 10 mos



Founder, CEO, Chief Innovation Officer
Ziggurat Technologies, Inc.
2017 – Present · 4 yrs
San Francisco Bay Area



Mentor
Nasdaq Entrepreneurial Center
May 2021 – Present · 6 mos
San Francisco, California, United States



Financial Advisor
Morgan Stanley
2016 – 2017 · 1 yr
Irvine, CA

Show 3 more experiences ⌄

Education



University of California, Berkeley
MEng (PhD dropout), Geophysics (major), Business (minor)
2009 – 2012



University of California, Berkeley, Haas School of Business
Management of Technology
2011 – 2012

Licenses & certifications



Management of Technology (MOT)
University of California, Berkeley, Haas School of Business



Series 7 License
Financial Industry Regulatory Authority (FINRA)